Mail Stop 6010

December 4, 2006

Chene Gardner
Chief Executive Officer
Secure Netwerks, Inc.
10757 South River Front Pkwy, Suite 125
South Jordan, Utah 84095

Re: Secure Netwerks, Inc.
**   Registration Statement on Form 10-SB12G**
**   Filed on November 21, 2006**
**   File No. 1-32946**

Dear Mr. Gardner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB12G

Risk Factors, page 6
"Our Business is Inherently Risky Because of Fluctuations in Cash . . . .," page 6
"A Purchase of Secure Netwerks Shares is a Speculative Investment . . . .," page 8

1. Please revise these risk factors to include updated financial information as of September 30, 2006.

Management's discussion and Analysis or Plan of Operation

Results of Operations, page 18

2. Please revise your disclosure to explain why revenues have decreased during the nine months ended September 30, 2006. Also discuss whether you believe this trend will continue in the future.

Statements of Stockholders' Deficit, page 26

3. It appears that the offsetting entry to recording the $25,196 in liabilities should be to Accumulated Deficit and not to Additional Paid-in Capital (Deficit) as the transaction did not involve the issuance of common shares. The debit to APIC of $500 for 500,000 share issued at zero dollars appears appropriate. Please revise your financial statements and disclosure accordingly.

g. Revenue Recognition, page 29

4. We note your response to comment 6. Please tell us and disclose your return policy for products that are not defective. If you allow returns, please tell us if manufactures accept non-defective returns and if not, why you believe it is appropriate to record a zero allowance for returns.

Exhibit 23.1

5. Please ensure that your accountant's consent references the correct registration statement. It currently references your Form 10-SB/A2.

*   *   *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz at (202) 551- 3648 or Joseph Roesler, Accounting Branch Chief at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: John Thomas, Esq.
10757 South River Front Parkway
Suite 125
South Jordan, Utah 84095